UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42710

Sol Strategies Inc.
(Translation of registrant's name into English)

217 Queen Street West, Suite 401
Toronto, Ontario, M5V 0R2, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

SUBMITTED HEREWITH

Exhibit	Description

99.1	News Release dated July 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sol Strategies Inc.
(Registrant)

Date: July 27, 2026	By:	/s/ Michael Hubbard
Michael Hubbard
	Title:	Interim CEO